Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

June 1, 2017

To the:
   British Columbia Securities Commission
   Alberta Securities Commission
   Financial and Consumer Affairs Authority of Saskatchewan
   Manitoba Securities Commission
   Ontario Securities Commission
   Nova Scotia Securities Commission
   Financial and Consumer Services Commission (New Brunswick)
   Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
   Securities Commission of Newfoundland and Labrador
   (collectively, the “Securities Commissions”)

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice #2 of Banro Corporation (“Banro”) received on June 1, 2017 (the “Second Notice”). We also refer to our letter to the Securities Commissions dated April 19, 2017 in reference to the change of auditor notice of Banro received April 15, 2017 (the “First Notice”), and we reconfirm that we agree with the statements contained in Item 1 (a), (c) and (d) in the First Notice and Second Notice, and that we have no basis to agree or disagree with statements 1 (b) and 2 contained in the First Notice and Second Notice.

Yours very truly,

/s/ Deloitte LLP

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Licensed Public Accountants